November 14, 2012

Via Facsimile and U.S. Mail

Kathryn McHale
Senior Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Marketplace, Inc.
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
Filed May 15, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 15, 2012
File No. 333-147019

Dear Ms. McHale:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2012, with respect to Amendment No. 1 to the Form 10-K for the year ended December 31, 2011 filed with the Commission on May 15, 2012 and the Form 10-Q for the quarter ended March 31, 2012 filed with the Commission on May 15, 2012.  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

Form 10-K/A for the Year Ended December 31, 2011

General

1.
We note that many of your responses to the comments listed in our letter dated June 29, 2012 include proposed disclosures to be made in future filings.  We have reviewed your Form 10-Q for the Quarter Ended June 30, 2012 and do not see the revised disclosures in response to our comments.  In future filings, beginning with your Form 10-Q for the Quarter Ended September 30, 2012, please revise your disclosures to reflect the responses that you have provided to the staff.  To the extent we have included follow-up comments in response to your proposed disclosures, please include the revised disclosures.

Response: We will revise our disclosures in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2012, to reflect the responses we provided to the staff in our letter dated August 20, 2012.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 14, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates—Borrower Loans and Payment Dependent Notes, page 75

2.
We note the disclosure of the assumptions utilized to determine the fair value of the borrower loans originated and notes issued during 2010; however, we note no similar disclosure for borrower loans originated and notes issued during fiscal 2011.  Please tell us and revise future filings to disclose this information.

Response:  We will revise our disclosures in future filings, beginning with our amended Form 10-K for the year ended December 31, 2011, to indicate that the determination of fair value of borrower loans and notes was performed for all such instruments outstanding as of the reporting date rather than for loans issued during a time period.

3.
We note the impact of the changes in both the discount rate and default rate assumptions has been disclosed; however, tell us what consideration was given to disclosing the impact of the changes in both the prepayment rates and the recovery rates as well.

Response:  In evaluating the fair value of borrower loans and payment dependent notes, we consider the sensitivity of all unobservable inputs to determine if they significantly alter the fair value measurement.  In that regard, we have previously evaluated the impact on that measurement of changes to the prepayment and recovery rates.  Because we concluded that the impact was insignificant, however, we have not discussed the impact in our disclosure.  For example, a negative shift in our prepayment rate of 20% would affect the underlying fair value of our loans and notes by less than 0.50%.  Similarly, our average recovery rate is minimal at 5% and is not materially affected by shifting this metric.  For example, a negative shift of 20% to the recovery rate alters the fair value of our loans and notes by less than 0.60%.

4.	Further, please tell us what consideration has been given to utilizing the credit rating system in the preparation of the sensitivity analysis.

Response:  We do not use and have not considered using the credit rating system used for the Notes to prepare the sensitivity analysis.  That is because the credit rating system is intended to help determine the interest rates charged for Notes offered on the platform and to help give lenders a sense of how likely it is that a loan will go into default.  While we don’t use the credit rating system in preparing the sensitivity analysis, we have used the inputs that are used by the credit rating system, including historical performance of borrower loans, in conducting such analysis, because such information helps us predict the likelihood that loans issued on the platform will be repaid.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 14, 2012

Item 10. Directors, Executive Officers, and Corporate Governance

Executive Officers, Directors and Key Employees, page 86

5.
We note your response to comment 8 of our letter dated June 29, 2012 that Mr. Adarkar signed the Agreement incorrectly, and that the Agreement has been re-executed.  Please file the revised agreement in an amendment to your 10-K.

Response:  We filed the corrected agreement as Exhibit 10.8 to the registration statement on Form S-1 filed by PMI and Prosper Funding LLC, SEC file number 333-179941, which was filed on October 1, 2012.  In the Form 10-K/A, we have incorporated the corrected agreement by reference as Exhibit 10.11.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements, page 91

6.
We note your response to comment 9 of our letter dated June 29, 2012 that you will file as an exhibit a copy of the indemnification agreement you entered into with one of your directors as well as a schedule that identifies the remaining indemnification agreements.  As previously requested, please file this exhibit in an amendment to your 10-K.

Response:  We filed a copy of the indemnification agreement we entered into with one of our directors, as well as a schedule that identifies the indemnification agreements we entered into with our other officers and directors, as Exhibits 10.20 and 10.21 to the registration statement on Form S-1 filed by PMI and Prosper Funding LLC, SEC file number 333-179941, which was filed on November 1, 2012.  In the Form 10-K/A, we have incorporated these exhibits by reference as Exhibits 10.9 and 10.10.

Director Compensation, page 96

7.	We note your response to comment 10 of our letter dated June 29, 2012. As previously requested, please file the tabular disclosure in an amendment to your 10-K.

Response:  We have included the table referenced by the Staff’s comment in the Form 10-K/A.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 14, 2012

Notes to Financial Statements

Note 12. Stockholders Equity, page F-21
8.
We note your response to comment 16 in our letter dated June 29, 2012.  Regarding the determination of the fair value of the Series D-1 preferred stock, given that the Series A, B and C preferred shareholders received a liquidation preference of $3.1 million, please tell us how this was considered and the accounting guidance followed when determining the fair value of the Series D-1 preferred stock issued.  Additionally, please address the liquidation preference received by the preferred stockholders in conjunction with the issuance of the Series E-1 preferred stock as well.

Response:  As noted in our prior response, the Series D-1 was recorded at par value given the nature of the rights being afforded that included a fixed liquidation preference of $3.1 million subordinate to Series D and a 1,000,000 to 1 conversion ratio to Common.  Series D-1 was issued in conjunction with Series D, therefore, in accordance with ASC 505, the total proceeds received were allocated to Series D and D-1 based on the estimated fair values upon closure of the transaction.  In order to provide additional clarity to the financial statement reader, we have expanded the explanation of the Series D/D-1 and E/E-1 transactions as follows:

In April 2010, Prosper issued and sold 20,340,705 shares at $0.7385 per share of Series D convertible preferred stock (Series D Preferred Stock) in a private placement for $14,595,709, net of issuance costs of $125,903. In connection with that sale, we issued 4,978,854 Series D shares pursuant to the conversion of $3,676,884 in promissory notes payable, including $300,000 that represented consideration for a note holder’s agreement to convert its note prior to maturity. Also, in connection with the Series D transaction, we issued 3,110,188 shares of Series D-1 convertible preferred stock (Series D-1 Preferred Stock). We issued the Series D-1 Preferred Stock as additional consideration for certain holders of Series A, B or C Preferred Stock that participated in the Series D transaction at significant levels, but  we did not receive any cash consideration for the Series D-1 shares.  As part of the Series D transaction, the aggregate liquidation preferences of the Series A, B and C Preferred Stock were reduced from $40 million to $20 million. The Series D-1 Preferred Stock established aggregate liquidation preferences of $3.1 million, which offset, for the recipients of Series D-1 Preferred Stock, some of the reduction in liquidation preference they experienced with respect to their Series A, B and C Preferred Stock. The Series D-1 Preferred Stock was convertible into Common Stock at a ratio of 1,000,000:1.  Holders of Series D-1 Preferred Stock that held less than 1 million Series D-1 shares were entitled on conversion of those shares to receive a cash payment equal to a pro rata fraction of the par value of a single share of Common Stock.  The Series D-1 Preferred Stock had no voting rights and limited preference and conversion rights. As a result, we allocated the fair value of Series D-1 Preferred Stock at the par value of $.001 per share from the proceeds of Series D.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 14, 2012

In June 2011, Prosper issued and sold 23,222,747 shares at $0.7385 per share of Series E convertible preferred stock (Series E Preferred Stock) in a private placement for $16,708,524, net of issuance costs of $441,476.  In connection with that sale, we issued and recorded 10,000,000 shares at the par value $0.001 per share of Series E-1 convertible preferred stock (Series E-1 Preferred Stock) as additional consideration for certain holders of Series A, Series B and Series C Preferred Stock who participated in the sale at significant levels. The Series E-1 shares established certain liquidation rights, as described below, have no voting rights and are convertible into one share of common stock (Common Stock) for every one million shares of Series E-1. We allocated the fair value of the shares of Series E-1 Preferred Stock at the par value of $.001 per share from the proceeds of Series E. Upon issuance of our Series E and Series E-1 Preferred Stock, the Series D-1 Preferred Stock was converted into a single share of Common Stock.

Form 10-Q for the Quarter Ended June 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

9.
We note your response to prior comment 19 in our letter dated June 29, 2012.  Please provide us with a draft of the revised disclosures which would have been included within the June 30, 2012 Form 10-Q and which will be included in future filings.

Response:  We have attached excerpts of the modifications to the MD&A that we would have included in the Form 10-Q for the period ended June 30, 2012.  Similar disclosures have been included in the Form 10-K/A and will be included in future filings.

*           *           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 14, 2012

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004

Excerpts of Modifications to MD&A that Would Have Been Included in Form 10-Q for Period Ended June 30, 2012

Item 2.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

… (cont.)

Our Operating History

We incorporated in Delaware in March 2005 and launched our public website, www.prosper.com on February 13, 2006.  As of June 30, 2012, our platform has facilitated 57,423 borrower loans since its launch totaling an aggregate principal amount of approximately $361,176,000.

We made significant changes to the operation of our lending platform on July 13, 2009.  Prior to October 16, 2008, we purchased loans from WebBank and then sold and assigned the loans to the lender members who bid on the listings for those loans.  From October 16, 2008 through July 12, 2009, we ceased originating loans on our platform while we waited for the Securities and Exchange Commission to declare effective our registration statement on Form S-1 covering our origination activity.  Since July 13, 2009, we retain the loans and issue new securities, the Notes, to the winning lenders.  Our obligation to repay the Notes is conditioned upon the repayment of the associated borrower loan.  We expect to generate increased revenue from borrower origination fees and non-sufficient funds fees and lender members’ servicing fees as our transaction volume increases.  Over time, we expect that the number of borrowers and lender members and the volume of borrower loans originated through our platform will increase.

We have a limited operating history and have incurred net losses since our inception.  Our net loss was $3,257,262 and $2,460,201 for the three months ended June 30, 2012 and 2011, respectively and $7,621,470 and $3,520,558 for the six months ended June 30, 2012 and 2011, respectively. We earn revenues primarily from borrower origination fees, non-sufficient funds fees and lender member service fees. At this stage of our development, we have funded our operations primarily with proceeds from equity financings, which are described below under “Liquidity and Capital Resources.”

Our operating plan calls for a continuation of the current strategy of increasing transaction volume to increase revenue until we reach profitability and become cash-flow positive.  In addition, our 2012 operating plan calls for continued investment in the development of our website, loan servicing platform, loan scoring, and marketing efforts. In 2013, our emphasis will be on using the investments in our website and platform to improve the costs to acquire loans and to improve scale and efficiency in each marketing channel. Loan acquisition expenses are expected to increase, but at a slower rate than revenues. As a result of the combination of origination revenue growth combined with efficiency gains in variable expenses, we expect to become cash flow positive in 2013.

Our historical financial results and this discussion reflect the structure of our lending platform and our operations both prior to and after July 13, 2009.  For a discussion of the effect of our new structure on our consolidated financial statements, see “Borrower Loans and Payment Dependent Notes” under “Critical Accounting Policies and Estimates” below.

Trends and Uncertainties

The peer-to-peer lending industry remains a very innovative and unique industry, and the application of federal and state laws in areas such as securities and consumer finance to our business is still evolving.  We will continue to monitor this evolution actively in order to identify and respond quickly to any legislative or regulatory developments that may impact our platform.

Through the first six months of 2012, we have increased our origination volume consistently month over month in terms of both units and total dollar amounts.  We hope to continue this trend of growth through marketing efforts and continued implementation of new features on our website and platform to improve the borrower and lender experience which we expect to increase the efficiency of our marketing spend.   Over time we expect our lender base to grow as we gain more exposure to potential lenders, and establish our Notes as a viable investment alternative.

During 2011, we implemented a new feature on our website, which tells both prospective investors and borrowers how far along Prosper is in processing a loan application. This helps lender members concentrate their funds on listings that are more likely to fund and originate.  Also, we implemented Quick Invest, our loan search tool, to allow lender members to better identify Notes that meet their investment criteria. Furthermore, we launched our mobile web site for iPhone and Android devices so that investors can browse listings, transfer funds, and execute Quick Invest orders using those devices, and we began allowing investors to invest with Prosper through self-directed IRAs. We continue to invest in software, hardware and website development in order to improve our operating platform and to maintain and enhance our website attractiveness and ease of use.  We have increased headcount across our critical business groups in response to our strategic growth plan while still retaining a flexible and scalable platform.

… (cont.)

Operating Expenses

Compensation and benefits were $2.3 million and $4.8 million for the three and six months ended June 30, 2012, respectively, which represented an increase of $746.6 thousand and $1.6 million over the corresponding periods in 2011. The increase was largely due to the Company steadily increasing its employee headcount in the first six months of 2012, which in turn resulted in increased staffing costs such as salary and wages, payroll taxes, healthcare, accrued vacation and bonus compensation.  In particular, we increased our headcount across our engineering, operations, and administrative teams to respond to increased volume demands. At June 30, 2011, we had 47 full time employees whereas at December 31, 2011, we had 58 full time employees. At June 30, 2012, we had 70 full time employees; our sales and marketing team had 14 employees, our engineering team had 25 employees, our operations team had 17 employees, and our administrative team had 14 employees. We intend to continue to increase headcount as we grow our lender and borrower bases and carry out our business plan, however, we expect our current investment in our lending platform and website to improve our operating expense efficiency going forward.

Marketing and advertising costs consist primarily of affiliate marketing, search engine marketing, online and offline campaigns, and public relations.  Marketing and advertising costs were $1.1 million for the three months ended June 30, 2012 as compared to $332.4 thousand for the three months ended June 30, 2011, representing an increase of $794.6 thousand. Marketing and advertising costs were $2.4 million for the six months ended June 30, 2012 as compared to $850.4 thousand for the six months ended June 30, 2011, representing an increase of $1.6 million. This was primarily due to our increased emphasis on online marketing channels such as search engine marketing and affiliate referrals in order to drive increased borrower and lender volume. We also increased brand related marketing costs to improve awareness of Prosper’s peer to peer lending platform. Through optimization of our targeting efforts we intend to shift marketing expenses to more cost efficient channels.

… (cont.)

Liquidity and Capital Resources

We have incurred operating losses since our inception and we anticipate that we will continue to incur net losses through the end of 2012.  We had negative cash flows from operations of $8.4 million and $3.8 million for the six months ended June 30, 2012 and 2011, respectively.  As reflected in the accompanying consolidated financial statements, Prosper has incurred net losses and negative cash flows from operations since inception, and has an accumulated deficit of approximately $68.4 million as of June 30, 2012.

At June 30, 2012, the Company had approximately $11.1 million in available cash and cash equivalents and short term investments.  Since its inception, Prosper has financed its operations primarily through equity financing from various sources. The Company is dependent upon raising additional capital or debt financing to fund its current operating plan, however we believe that our current cash position is sufficient to meet our current liquidity needs.

Net cash used in operating activities was $8.4 million and $3.8 million for the six months ended June 30, 2012 and 2011, respectively.  Net cash used in operating activities was used to fund ongoing operations such as headcount costs, legal and accounting services, marketing expenses and cost of service expenses.  We expect our efforts to improve our cost efficiency and to generate greater  increases in origination revenue  and reduce our ongoing cash requirements.